Addex Therapeutics Ltd

Chemin des Mines 9,

CH-1202 Geneva, Switzerland

January 14, 2022	Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Michael Davis Celeste Murphy

RE:	Addex Therapeutics Ltd Registration Statement on Form F-1 File No. 333-262050

Acceleration Request

Requested Date:           January 18, 2022

Requested Time:          4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-1 (File No. 333-262050) (the “Registration Statement”) to become effective on January 18, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Josh Kaufman, counsel to the Registrant, at (212) 479-6495.

Very truly yours,

Addex Therapeutics Ltd.

/s/ Tim Dyer

Tim Dyer

Chief Executive Officer

cc:	Josh Kaufman, Cooley LLP Marc Recht, Cooley LLP David C. Boles, Cooley (UK) LLP Frank Gerhard, Homburger AG